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	October 26, 2012	LONDON
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VIENNA

VIA EDGAR

Mr. Larry Greene

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:          Registration Statement (333-183530) of
Prospect Capital Corporation (the “Company”)

Dear Mr. Greene:

We are in receipt of comments from you by phone on October 10, 2012 (the “Comments”) to Brian H. Oswald of the Company regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).

The Company has considered the Comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below.  These changes are reflected in Pre-Effective Amendment No. 3 to the Company’s Registration Statement being filed today.

The Company’s responses to the Comments are set forth below.  For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response.

Mr. Larry Greene

October 26, 2012

Comments

1.  In the section titled “Business—Board Leadership Structure,” please disclose why the Company does not have a lead independent director.

The Company has included the following disclosure:

“The Company’s Board of Directors does not currently have a designated lead independent director. Instead, all of the independent directors play an active role on the Board of Directors. The independent directors compose a majority of the Company’s Board of Directors, and are closely involved in all material board level deliberations related to the Company. The Board of Directors believes that, with these practices, each independent director has an equal stake in the Board’s actions and oversight role and equal accountability to the Company and its stockholders.  The Company believes that Eugene Stark acts as the de facto lead independent director, by virtue of his role as an accounting expert and Chairman of the Audit Committee.”

2.   Please disclose how the Company intends to value the various components of a unit, including the value of common stock that is offered at a discount to net asset value.

No specific type of unit or the terms thereof have been identified by the Company.  Therefore, the Company does not know and is unable to disclose how it would value the various components of any particular unit.  Prior to the offering of any units not previously described in a registration statement declared effective by the Staff, and in accordance with the undertaking requested by the Staff (set out below as reference and included in the Registration Statement), the Company will file a reviewable Registration Statement that would, among other things, delineate the Company’s estimate of the value of the various components of the unit being registered, including any discount allocable to the common stock component. The Company believes that process will provide adequate disclosure and an opportunity for Staff review and that any attempt to do so now would be uninformative and likely inaccurate.

“The Registrant undertakes that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Registrant or an amendment thereto that was subject to review by the Commission and that subsequently became effective.”

*              *              *              *              *

Mr. Larry Greene

October 26, 2012

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Sincerely,

/s/ Richard Prins
Richard Prins